





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65603

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATHAN HALE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W TRADE ST - SUITE 2150
(No. and Street)

CHARLOTTE	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY C GALARPE 980 - 237 - 4750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT LLP
(Name – *if individual, state last, first, middle name*)

1111 METROPOLITAN AVENUE	CHARLOTTE	NC	28204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, GARY C. GALARPE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATHAN HALE CAPITAL, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO|CFO|CCO

Title

Commission Expires: 9-9-2024

Susannah Ray Cook

Notary Public

Susannah Ray Cook

SUSANNAH RAY COOK NOTARY PUBLIC MECKLENBURG COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATHAN HALE CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

As of and for the year ended December 31, 2019
And Report of Independent Registered Public Accounting Firm

CONTENTS

NATHAN HALE CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2019

<u>ASSETS</u>

Cash in bank	$	96,609
Receivable from clearing organization		39,572,372
Securities owned, at market value		108,832,742
Prepaid expense and other assets		148,623
Right of use asset - operating lease		361,547
Property and equipment, net of accumulated depreciation		60,036
Total assets	$	149,071,929

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Liabilities:

Accounts payable	$	70,297
Accrued expense		94,180
Commissions payable		298,867
Subordinated loans payable		2,400,000
Lease liability		347,001
Other liabilities		6,445
Payable to clearing organization		58,278,957
Secuties sold, not yet purchased at fair value		74,156,572
Securities sold under agreements to repurchase		2,909,352
Total liabilities		138,561,671
Members' equity		10,510,258
Total liabilities and members' equity	$	149,071,929

The accompanying notes are an integral part of these financial statements.



Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members
Nathan Hale Capital, LLC
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nathan Hale Capital, LLC (the "Company") as of December 31, 2019, and the related statements of operations, members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Other Supplemental Information

The supplemental information contained in Schedule 1, Computation of Net Capital and Net Capital Ratio under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Charlotte, North Carolina
February 24, 2020
We have served as the Company's auditor since 2014.

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Nathan Hale Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Regulatory Authority ("FINRA"). The Company was formed under the laws of the State of Nevada maintaining its principal office in Charlotte, North Carolina with branch offices in Carlsbad, CA, Madison, NJ, New York, NY and Portsmouth, RI. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government and agency securities, corporate obligations and bank Certificates of Deposit, and holding these types of securities for the Company's own account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

The Company is required to maintain certain deposit levels with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2019, the Company had deposit levels with clearing organizations exceeding the requirements.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities consist of fixed income securities and are generally valued at quoted market values. If a quoted market value is not available, fair value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Securities sold, not yet purchased consist of debt securities that the Company has sold short in order to facilitate a short sale. The Company borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the security in the market at the prevailing market price and deliver it to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company borrowed the security to when the Company purchases it in the market to cover the short sale.

Securities Sold Under Agreements to Repurchase

Debt securities sold under agreement to repurchase are collateralized financing agreements for debt securities the Company owns. Repurchase activities were transacted with a national asset manager. The Company pledges debt securities to collateralized repurchase agreements. The agreements give the lender the right, in the event of default, to liquidate the collateral held and to offset any receivables from the Company. Repurchase transactions outstanding at December 31, 2019 had an underlying total contracted repurchase liability of $2,909,352. The fair value of the debt securities provided by the Company as collateral totaled $2,962,905.

Lease Accounting

The Company determines if an arrangement is a lease at inception. The Company's operating lease agreements are primarily for office space and are included within operating lease right-of-use ("ROU") assets and operating lease liabilities on the consolidated balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company's variable lease payments consist of non-lease services related to the lease. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets also include any lease payments made and exclude lease incentives. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2019

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification 820 (FASB ASC 820) defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that The Company can access at the measurement date.

Level 2 – Inputs other than the quoted prices included within level 1 that are observable for the asset liability or quoted prices in inactive markets.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a trade date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of operations. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

Income Taxes

The Company is a limited liability corporation and is not taxed at the entity level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

-5-

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Management has evaluated the effect of the accounting guidance provided by accounting for uncertainty in income taxes. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain income tax positions at December 31, 2019.

New Accounting Pronouncement

In February 2016 the FASB issued ASU 2016-02, "Leases (Topic 842)". This new accounting guidance is intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. The ASU requires organizations that lease assets referred to as "Lessees" to recognize on the statement of financial condition the assets and liabilities for the rights and obligations created by those leases. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the financial statements. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than twelve months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP which requires only capital leases to be recognized on the statement of financial condition, the new ASU will require both types of leases (i.e., operating and capital) to be recognized on the statement of financial condition.

The FASB lessee accounting model will continue to account for both types of leases. The Capital lease will be accounted for in substantially the same manner as capital leases are accounted for under existing GAAP. For operating leases there will be the recognition of a lease liability and a lease asset for all such leases greater than one year in term. The new standard was effective for the Company on January 1, 2019, which is also the day the Company elected to adopt the new standard. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company chose the effective date as our date of initial application. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification of those leases in place as of January 1, 2019. As of January 1, 2019, the Company recorded a right of use asset and lease liability of $465,016 as a result of the implementation of this accounting standard.

(2) SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

The following table presents the Company's assets and liabilities and related valuation inputs within the fair value hierarchy utilized to measure as of December 31, 2019, on a recurring basis:

Marketable Securities Owned	Level 1	Level 2	Level 3	Total
Government and asset-backed agency securities	$ -	$ 43,069,750	$ -	$ 43,069,750
Corporate and asset-backed non-agency securities	$ -	$ 877,192	$ -	$ 877,192
Municipal securities	$ -	$ 64,885,800	$ -	$ 64,885,800
Total				$ 108,832,742

Securities Sold, not yet purchased				
Government and asset-backed agency securities	$ -	$ 74,156,352	$ -	$ 74,156,352
Corporate and asset-backed non-agency securities	$ -	$ 220	$ -	$ 220
Total				$ 74,156,572

Securities Sold, under agreements to repurchase				
Government and asset-backed agency securities	$ -	$ 2,909,352	$ -	$ 2,909,352

Trading securities are based on quoted market prices in active markets for similar assets and liabilities.

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Payable to clearing organization" on the Statement of Financial Condition. To the extent that the Company has received proceeds from short-sale positions, the proceeds have reduced the amount of inventory financing payable. See Note 3.

(3) PAYABLE TO CLEARING ORGANIZATION

Payable to clearing organization consists of the following:

Inventory financed, net of proceeds received by clearing firm related to short sales	$ 58,278,957
Securities sold, not yet purchased – at market value	74,156,572
Debt securities sold, under agreements to repurchase	2,909,352
Total due clearing firm	$ 135,344,880

(4)   TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government, corporate and agency securities and bank certificates of deposit. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by trading either governmental agency securities, corporates or securities that are AAA rated by two or more debt security rating services or Certificates of Deposit that are insured by the Federal Deposit Insurance Corporation. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

(5)   OFF BALANCE SHEET RISK

The Company enters into various off-balance sheet transactions involving mortgage-backed securities to be announced ("TBAs"). These financial instruments are used for trading purposes or to economically hedge other positions or transactions.

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized fair valuation gains and losses recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

In addition, the Company has sold securities that it does not currently own as part of its hedging strategy. The Company will be obligated to purchase such securities at a future date. The company has recorded these obligations on the consolidated statement of financial condition at December 31, 2019 at fair values of the related securities and will incur a loss if the fair value of the increases subsequent to December 31, 2019.

(6)   PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets as follows:

Furniture and fixtures	7 years
Computer and equipment	5 years
Leaseholder improvements	7 years

Property and equipment consist of the following as of December 31, 2019:

Furniture and fixtures	$154,742
Comuter and equipment	114,482
Leaseholder improvements	21,847
	$291,071
Less accumulated depreciation	(231,035)
	$ 60,036

(7)   RENTAL OF OFFICE FACILITIES

As described in Note 1, the Company adopted ASC Topic 842 as of January 1, 2019.The Company leases a central office in Charlotte, NC. The lease agreement expires April 2020. The firm is currently in talks to extend the lease for a period of three years and calls for monthly payments ranging from $8,322 to $11,215. The current portion of the lease liability is $108,730. The weighted average discount rate used to determine the lease liability was 4.75%. Rent expense for the year ended December 31, 2019 was $106,699. The future minimum lease payments to be made under noncancelable operating leases at December 31, 2019 are as follows:

Year Ended December 31	
2020	116,914
2021	101,362
2022	104,400
2023	52,970
	$ 375,646

(8)   401(K) PLAN

The Company sponsors a 401(k) retirement plan for all eligible employees who have a minimum of three months of service and have attained the age of twenty-one. Accrued expenses on the statement of financial condition, includes discretionary contributions payable to the plan of $84,180 for the year ended December 31, 2019.

(9)   CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Wells Fargo which had a bank balance of $96,609 at December 31, 2019. Accounts at this institution are insured up to $250,000 by the Federal Deposit Insurance Corporation.

(10) NET CAPITAL

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2019, the Company had net capital, after deducting regulatory haircuts on securities and other non-allowable assets, of $5,631,158 which exceeded its required minimum net capital by $5,531,158.

The Company's net capital ratio was .1024 to 1. The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

(11)   SUBORDINATED LOANS PAYABLE

On January 31, 2014, the Chairman – Mark Elmore provided $6,000,000 to the company through FINRA approved loans. The loans are evidenced by five separate agreements in the amount of $1,200,000 each, with maturities on three, four, five, six and seven-year terms. The loans maturity dates will be automatically extended for successive one-year terms unless the lender directs the Company to give written notice to FINRA, not less that thirteen months prior to the scheduled maturity date of each loan, of the Company's election not to extend the maturity.

If the Company average return on equity for three years immediately preceding any Loan maturity date is greater than or equal top twenty percent (20%), the lender may purchase, in an amount equal to the maturing loan principal, Class A non-voting Membership Interests at book value without regard to any goodwill. If the Company's average return on equity for the three years immediately preceding the any Loan maturity date is less than twenty percent (20%) any maturing principal shall be payable in cash.

The four-year term was paid in full on February 1, 2019. Notification was provided to FINRA to pay the six-year term as scheduled.

NATHAN HALE CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2019

(12) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was March 1, 2020. No transactions or events were found that were material enough to require recognition in the financial statements.

NATHAN HALE CAPITAL, LLC
SCHEDULE 1 - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2019

Total members' equity		$10,510,258
Subordinated loans		2,400,000
Adjustments - non-allowable assets:		
Prepaid expenses and other assets	(148,623)	
Property and equipment, net	(60,036)	
Total adjustments		(208,659)
Gains on securities to be announced	(331,381)	
Deduction for securities sold under agreement to repurchase	(15,727)	
		(347,108)
Net capital before haircuts		12,354,491
Haircuts on security positions:		
		(6,725,139)
Net capital		5,629,352
Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)		(100,000)
Excess net capital		$ 5,529,352

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 483,889
Ratio of aggregate indebtedness to net capital	.0877 to 1

The computation of net capital as reported above in the unaudited Part IIA filing varies from the audited net capital as reported above by $1,807 due to adjustments made subsequent to the unaudited filing.



Cherry Bekaert LLP

Report of Independent Registered Public Accounting Firm

To the Members
Nathan Hale Capital, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nathan Hale Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Charlotte, North Carolina
February 24, 2020



The Exemption Report

Nathan Hale Capital, LLC (the "Company"), is responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and

(2) we met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 without exception.

Nathan Hale Capital, LLC

Gary C. Galarpe
COO|CFO|CCO

February 25, 2019



Cherry Bekaert LLP

CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures Required By SEC Rule 17a-5(e)(4)

To the Members
Nathan Hale Capital, LLC
Charlotte, North Carolina

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Nathan Hale Capital, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments, if any, in Form SIPC-7 with respective cash disbursement records entries by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences; the Company informed us that no payments were made for the year ended December 31, 2019;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, reconciling adjusted amounts to the Company's trial balance, if applicable, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
February 24, 2020

NATHAN HALE CAPITAL, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENT

DECEMBER 31, 2019

Payment Date	To Whom Paid	Amount	
07/25/2019	SIPC	$	18.00
02/11/2020	SIPC	$	15,659.00